SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Information to be Included in Statements Filed Pursuant To Rule 13d-1(a)
and Amendments Thereto Filed Pursuant To Rule 13d-2(a)

MEMSIC, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

586264103

(CUSIP Number)

Dr. Yang Zhao, Ph.D.

Patricia Niu

c/o MEMSIC, Inc.

One Tech Drive, Suite 325

Andover, MA 01810

(978) 738-0900

With a copy to:

Robert L. Birnbaum

Foley Hoag LLP

Seaport West

155 Seaport Boulevard

Boston, MA 02210

(617) 832-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: Dr. Yang Zhao, Ph.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7.	SOLE VOTING POWER 981,904(1)
SHARES BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 981,904(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 981,904(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0% (2)
14.	TYPE OF REPORTING PERSON IN

(1) Includes 18,596 shares of common stock held by Dr. Zhao as Trustee of the Yang Zhao Children’s Grantor Retained Annuity Trust and 104,218 shares of restricted stock granted on April 4, 2011, of which 69,218 shares are vested and 17,500 shares shall vest on each of the third and fourth anniversaries of the date of the grant.

(2) Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by MEMSIC, Inc. in its Form 10-Q filed on May 15, 2013, and assuming the acquisition of 496,250 shares of common stock subject to incentive stock options and non-qualified stock options held by Dr. Zhao.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: Patricia Niu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF	7.	SOLE VOTING POWER 230,656
SHARES BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER 230,656
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,656
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by MEMSIC, Inc. in its Form 10-Q filed on May 15, 2013, and assuming the acquisition of 184,685 shares of common stock subject to incentive stock options, non-qualified stock options and restricted stock units held by Ms. Niu.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: Dr. Paul Zavracky, Ph.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7.	SOLE VOTING POWER 208,659
SHARES BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER 208,659
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,659
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by MEMSIC, Inc. in its Form 10-Q filed on May 15, 2013, and assuming the acquisition of 171,237 shares of common stock subject to incentive stock options, non-qualified stock options and restricted stock units held by Dr. Zavracky.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: Yongyao Cai
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF	7.	SOLE VOTING POWER 91,413
SHARES BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER 91,413
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,413
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by MEMSIC, Inc. in its Form 10-Q filed on May 15, 2013, and assuming the acquisition of 60,970 shares of common stock subject to non-qualified stock options and restricted stock units held by Mr. Cai.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: Wei Zhang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF	7.	SOLE VOTING POWER 90,500
SHARES BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER 90,500
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by MEMSIC, Inc. in its Form 10-Q filed on May 15, 2013, and assuming the acquisition of 61,125 shares of common stock subject to non-qualified stock options and restricted stock units held by Mr. Zhang.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: Haidong Liu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF	7.	SOLE VOTING POWER 86,500
SHARES BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER 86,500
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by MEMSIC, Inc. in its Form 10-Q filed on May 15, 2013, and assuming the acquisition of 54,375 shares of common stock subject to non-qualified stock options and restricted stock units held by Mr. Liu.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: Alexander Dribinsky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7.	SOLE VOTING POWER 67,878
SHARES BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER 67,878
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,878
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by MEMSIC, Inc. in its Form 10-Q filed on May 15, 2013, and assuming the acquisition of 61,985 shares of common stock subject to non-qualified stock options and restricted stock units held by Mr. Dribinsky.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: Dr. Dong An, Ph.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF	7.	SOLE VOTING POWER 23,575
SHARES BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER 23,575
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,575
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by MEMSIC, Inc. in its Form 10-Q filed on May 15, 2013, and assuming the acquisition of 22,500 shares of common stock subject to non-qualified stock options and restricted stock units held by Dr. An.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: James Fennelly
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7.	SOLE VOTING POWER 25,125
SHARES BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER 25,125
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,125
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by MEMSIC, Inc. in its Form 10-Q filed on May 15, 2013, and assuming the acquisition of 22,091 shares of common stock subject to non-qualified stock options and restricted stock units held by Mr. Fennelly.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: Dr. Eric Chojnacki, Ph.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7.	SOLE VOTING POWER 11,239
SHARES BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER 11,239
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,239
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by MEMSIC, Inc. in its Form 10-Q filed on May 15, 2013, and assuming the acquisition of 10,000 shares of common stock subject to non-qualified stock options and restricted stock units held by Dr. Chojnacki.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: Lei Zhang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7.	SOLE VOTING POWER 12,921
SHARES BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER 12,921
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,921
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by MEMSIC, Inc. in its Form 10-Q filed on May 15, 2013, and assuming the acquisition of 7,091 shares of common stock subject to non-qualified stock options and restricted stock units held by Ms. Zhang.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: Noureddine Hawat
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7.	SOLE VOTING POWER 8,739
SHARES BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER 8,739
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,739
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by MEMSIC, Inc. in its Form 10-Q filed on May 15, 2013, and assuming the acquisition of 7,500 shares of common stock subject to non-qualified stock options and restricted stock units held by Mr. Hawat.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: Leyue Jiang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF	7.	SOLE VOTING POWER 8,325
SHARES BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER 8,325
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,325
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by MEMSIC, Inc. in its Form 10-Q filed on May 15, 2013, and assuming the acquisition of 4,075 shares of common stock subject to non-qualified stock options and restricted stock units held by Mr. Jiang.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: Cheryl Merino
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7.	SOLE VOTING POWER 2,614
SHARES BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER 2,614
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,614
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)
14.	TYPE OF REPORTING PERSON IN

(1) Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by MEMSIC, Inc. in its Form 10-Q filed on May 15, 2013, and assuming the acquisition of 2,614 shares of common stock subject to non-qualified stock options and restricted stock units held by Ms. Merino.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: John Newton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7.	SOLE VOTING POWER 6,970
SHARES BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER 6,970
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,970
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON IN

(1) Based upon 24,296,504 shares of common stock outstanding as of May 10, 2013, as reported by MEMSIC, Inc. in its Form 10-Q filed on May 15, 2013, and assuming the acquisition of 6,970 shares of common stock subject to non-qualified stock options and restricted stock units held by Mr. Newton.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: Jose Rios
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7.	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON IN

INTRODUCTORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is filed jointly with respect to MEMSIC, Inc., a Delaware corporation (the “Company” or “MEMSIC”) by Dr. Yang Zhao, Ph.D., Ms. Patricia Niu, Dr. Paul Zavracky, Ph.D., Mr. Yongyao Cai, Mr. Wei Zhang, Mr. Haidong Liu, Mr. Alexander Dribinsky, Dr. Dong An, Ph.D., Mr. James Fennelly, Dr. Eric Chojnacki, Ph.D., Ms. Lei Zhang, Mr. Noureddine Hawat, Mr. Leyue Jiang, Ms. Cheryl Merino, Mr. John Newton and Mr. Jose Rios (collectively referred to herein as the “Reporting Persons”), pursuant to their Joint Filing Agreement, filed as Exhibit 7.01 to the Schedule 13D the Reporting Persons filed with the Securities and Exchange Commission on May 2, 2013 (“Schedule 13D”). Such Joint Filing Agreement is incorporated herein by reference.

This Amendment No. 1 is being filed in connection with Mr. Xianfeng Ding’s resignation from the Company on May 24, 2013, his contemporaneous exercise of all of his outstanding non-qualified stock options, and his subsequent disposition of some or all of his shares of the Company’s Common Stock. As a result, Mr. Ding is no longer a Reporting Person or a “Rollover Holder” for purposes of the Schedule 13D, this Amendment No. 1, and any subsequent amendment to the Schedule 13D.

This Amendment No. 1 amends and supplements the Schedule 13D, on behalf of the Reporting Persons. Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Except as described above with respect to Mr. Ding, all capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 2.     IDENTITY AND BACKGROUND.

Items 2(a), (b), (c) and (f) of the Schedule 13D are hereby amended and replaced by the following:

(a)	– (c)

●	Dr. Yang Zhao, Ph.D. – President and Chief Executive Officer of the Company
●	Ms. Patricia Niu – Chief Financial Officer of the Company
●	Dr. Paul Zavracky, Ph.D. – President of North American and European Operations of the Company
●	Mr. Yongyao Cai – Director of Technology of the Company
●	Mr. Wei Zhang – General Manager (MEMSIC Semiconductor (WUXI) Co., Ltd.)
●	Mr. Haidong Liu – Product Line Manager (MEMSIC Semiconductor (WUXI) Co., Ltd.)
●	Mr. Alexander Dribinsky – ASIC Design Manager of the Company
●	Dr. Dong An, Ph.D. – Principal Algorithm Software Engineer of the Company
●	Mr. James Fennelly – Business Development Manager of the Company
●	Mr. Eric Chojnacki – Engineer of the Company
●	Ms. Lei Zhang – Vice President – Sales of the Company

●	Mr. Noureddine Hawat – Director of Engineering of the Company
●	Mr. Leyue Jiang – Engineer (MEMSIC Semiconductor (WUXI) Co., Ltd.)
●	Ms. Cheryl Merino – Human Resources Director of the Company
●	Mr. John Newton – Vice President – Marketing of the Company
●	Mr. Jose Rios – Engineering Director of the Company

Each Reporting Person is an executive officer or employee of MEMSIC or one of MEMSIC’s subsidiaries. The business address of each Reporting Person is c/o MEMSIC, Inc., One Tech Drive, Suite 325, Andover, Massachusetts 01810. MEMSIC provides advanced semiconductor sensor and integrated sensing system solutions based on micro electromechanical systems, or MEMS, technology and mixed signal circuit design. Its products include accelerometers, magnetic sensors and electronic compass solutions, integrated high performance inertial measurement units for industrial and avionics applications, MEMS flow sensing systems, and wireless sensing network systems.

Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, any Rollover Holder or any other person, except as otherwise provided in Rule 13d-1(k) under the Exchange Act.

(f)

The following Reporting Persons are citizens of the United States of America: Dr. Yang Zhao, Ph.D., Dr. Paul Zavracky, Ph.D., Mr. Alexander Dribinsky, Mr. James Fennelly, Dr. Eric Chojnacki, Ph.D., Ms. Lei Zhang, Mr. Noureddine Hawat, Ms. Cheryl Merino, Mr. John Newton and Mr. Jose Rios.

The following Reporting Persons are citizens of the People’s Republic of China: Ms. Patricia Niu, Mr. Yongyao Cai, Mr. Wei Zhang, Mr. Haidong Liu, Dr. Dong An, Ph.D. and Mr. Leyue Jiang.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and (b) of the Schedule 13D are hereby amended and replaced by the following:

(a) – (b)

The Reporting Persons may be deemed to beneficially own, in the aggregate, 1,857,018 shares of Common Stock, representing approximately 7.3% of MEMSIC’s outstanding Common Stock (based upon 24,296,504 shares of Common Stock outstanding as of May 10, 2013, as reported by MEMSIC in its Form 10-Q filed on May 15, 2013, and assuming the Reporting Persons’ acquisition of 1,173,468 shares of Common Stock subject to incentive stock options, non-qualified stock options and restricted stock units held by such Reporting Persons). The Rollover Holders may be deemed to beneficially own, in the aggregate, 6,582,241 shares of Common Stock, representing approximately 25.8% of MEMSIC’s outstanding Common Stock (based upon 24,296,504 shares of Common Stock outstanding as of May 10, 2013, as reported by MEMSIC in its Form 10-Q filed on May 15, 2013, and assuming the Reporting Persons’ acquisition of 1,173,468 shares of Common Stock subject to incentive stock options, non-qualified stock options and restricted stock units held by the Rollover Holders).

Each Reporting Person has sole voting power and sole dispositive power over the shares of Common Stock beneficially owned by such Reporting Person. The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Schedule are incorporated herein by reference.

Notwithstanding the foregoing, Dr. Zhao disclaims beneficial ownership of the 18,596 shares of Common Stock held as Trustee of the Yang Zhao Children’s Grantor Retained Annuity Trust, except to the extent of his pecuniary interest therein. Except as expressly otherwise set forth in this Schedule, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person, Rollover Holder, or other person.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

7.07	Power of Attorney regarding amendments to Schedule 13D, dated as of June 26, 2013 granted by Dr. Yang Zhao, Ph.D., Dr. Paul Zavracky, Ph.D., Mr. John Newton, Mr. Yongyao Cai, Mr. Noureddine Hawat, Mr. Alexander Dribinsky, Dr. Eric Chojnacki, Ph.D., Mr. James Fennelly, Mr. Jose Rios, Ms. Cheryl Merino, Dr. Dong An, Ph.D., Ms. Lei Zhang, Mr. Wei Zhang, Mr. Haidong Liu, and Mr. Leyue Jiang, in favor of Ms. Patricia Niu.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2013

/s/ YANG ZHAO	/s/ PATRICIA NIU
YANG ZHAO	PATRICIA NIU

/s/ PAUL ZAVRACKY	/s/ YONGYAO CAI
PAUL ZAVRACKY	YONGYAO CAI

/s/ WEI ZHANG	/s/ HAIDONG LIU
WEI ZHANG	HAIDONG LIU

/s/ ALEXANDER DRIBINSKY	/s/ DONG AN
ALEXANDER DRIBINSKY	DONG AN

/s/ JAMES FENNELLY	/s/ ERIC CHOJNACKI
JAMES FENNELLY	ERIC CHOJNACKI

/s/ LEI ZHANG	/s/ NOUREDDINE HAWAT
LEI ZHANG	NOUREDDINE HAWAT

/s/ LEYUE JIANG	/s/ CHERYL MERINO
LEYUE JIANG	CHERYL MERINO

/s/ JOHN NEWTON	/s/ JOSE RIOS
JOHN NEWTON	JOSE RIOS

[Signature Page to Schedule 13D, Amendment No. 1]

EXHIBIT INDEX

Exhibit No.	Description

7.07	Power of Attorney regarding amendments to Schedule 13D, dated as of June 26, 2013 granted by Dr. Yang Zhao, Ph.D., Dr. Paul Zavracky, Ph.D., Mr. John Newton, Mr. Yongyao Cai, Mr. Noureddine Hawat, Mr. Alexander Dribinsky, Dr. Eric Chojnacki, Ph.D., Mr. James Fennelly, Mr. Jose Rios, Ms. Cheryl Merino, Dr. Dong An, Ph.D., Ms. Lei Zhang, Mr. Wei Zhang, Mr. Haidong Liu, and Mr. Leyue Jiang, in favor of Ms. Patricia Niu.